767 Fifth Avenue
VIA EDGAR	New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Raymond O. Gietz
+1 (212) 310-8702
February 22, 2019	Raymond.Gietz @weil.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn:                    Perry J. Hindin, Special Counsel

Re:	Elanco Animal Health Incorporated
Registration Statement on Form S-4
Filed February 8, 2019
File No. 333-229577

Dear Mr. Hindin:

This letter is sent on behalf of Elanco Animal Health Incorporated (“Elanco”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) communicated in its letter, dated February 15, 2019 (the “Comment Letter”) regarding Elanco’s registration statement on Form S-4 (the “Registration Statement”).

Elanco is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”) with the Commission, which includes revisions to the Registration Statement in response to the Staff’s comment. Enclosed with this letter are marked copies of Amendment No. 1 showing changes to the Registration Statement that was originally filed.

Set forth below in bold is the comment from the Comment Letter. Immediately below the Staff’s comment is Elanco’s response. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1. All references to page numbers in our responses are to the page numbers of Amendment No. 1.

Registration Statement on Form S-4

Conditions to Completion of the Exchange Offer

1.                                      Disclosure on page 86 indicates that Lilly may terminate the exchange offer if there occurs, or Lilly reasonably expects there may occur, a material adverse change in the stock price of Elanco or the stock price of Lilly. Given the condition immediately preceding these two conditions that quantifies a decline of the closing level in the Dow Jones Industrial Average or the Standard & Poor’s 500 index of 10% from the closing level established on February 7, 2019, please advise what consideration Lilly and Elanco gave to disclosing to holders a similar quantification with respect to the stock price of Lilly and Elanco. In responding to this comment, please consider the fact that the offer already provides for an upper limit on the exchange ratio that appears to be triggered under certain stock price scenarios illustrated on page 74.

Lilly and Elanco considered that there could be material adverse changes to the stock prices of Lilly and Elanco, respectively, during the pendency of the exchange offer that could impair the benefits sought by Lilly to be achieved by the exchange offer.  Lilly further considered that material simultaneous declines to both stock prices might, depending upon the relative magnitude of the changes, result in a situation where the upper limit on the exchange ratio would not be in effect but the benefits sought by Lilly through the exchange offer nonetheless would not be obtained. Lilly and Elanco believe that distilling these possible stock price decline scenarios to a quantitative or mathematical standard or formula is not practicable.  Lilly and Elanco also believe that such a quantification would be unusual or possibly unprecedented for exchange offers of this type and could itself have an adverse impact on the exchange offer. To make clearer the situations intended to be covered by these two conditions, however, the Registration Statement has been revised to add to the end of each of these conditions: “which in Lilly’s reasonable judgment would impair the benefits of the exchange offer.”

If you have any questions or would like further information concerning Elanco’s response to the Comment Letter, please do not hesitate to contact me at (212) 310-8702.  Thank you for your time and consideration.

Sincerely,

/s/ Raymond O. Gietz
Raymond O. Gietz

cc:	Michael-Bryant Hicks
General Counsel
Elanco Animal Health Incorporated